EXHIBIT INDEX

Residential Capital, LLC

Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in thousands)
Net loss from continuing operations	$(841,145)	$(1,857,740)	$(784,696)	$(2,744,865)
Income tax (benefit) expense	(1,048)	136,408	(19,719)	82,302
Equity-method investee distributions	—	34,692	—	59,762
Equity-method investee losses	—	16,131	6,543	14,583
Interest expense	282,041	694,465	590,707	1,590,190
Interest portion of rental expense	2,892	8,618	6,993	16,821

Earnings available to cover fixed charges	$(557,260)	$(967,426)	$(200,172)	$(981,207)

Fixed Charges:
Interest expense	$282,041	$694,465	$590,707	$1,590,190
Interest portion of rental expense	2,892	8,618	6,993	16,821

Total fixed charges	284,933	$703,083	$597,700	$1,607,011

Ratio of earnings to fixed charges(a)(b)	—	—	—	—

(a)	The ratio calculation indicates a less than one-to-one coverage for the three and six months ended June 30, 2008. Earnings available for fixed charges for the three and six months ended June 30, 2008 is negative; and therefore, no ratio to fixed charges is calculated and the earnings available for fixed charges is inadequate to cover total fixed charges. The deficit amounts for the ratio are $1.7 and $2.6 billion, respectively.

(b)	The ratio calculation indicates a less than one-to-one coverage for the three and six months ended June 30, 2009. Earnings available for fixed charges for the three and six months ended June 30, 2009 is negative; and therefore, no ratio to fixed charges is calculated and the earnings available for fixed charges is inadequate to cover total fixed charges. The deficit amounts for the ratios is $0.8 billion for both periods.